United States Securities and Exchange Commission Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2009

Aracruz Celulose S.A.

Aracruz Cellulose S.A. (Translation of Registrant’s name into English) Av. Brigadeiro Faria Lima, 2,277—4th floor São Paulo, SP 01452-000, Brazil (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☑ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☑

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☑

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

ARACRUZ CELULOSE S.A. A Publicly-held Company CNPJ/MF 42.157.511/0001 -61

EXTRAORDINARY GENERAL MEETING

CALL NOTICE

This notice is not an offer to sell securities in the United States. Any transactions involving offers of securities referred to in this notice cannot, and will not, be carried out by the Company or its affiliates absent registration or an exemption from registration. The stock swap merger is being conducted pursuant to the Brazilian Corporation Law. It involves securities of Brazilian companies and is subject to disclosure requirements that are different from those of the United States. It is expected that the stock swap merger will be conducted pursuant to exemptions from registration provided under the US Securities Act of 1933, as amended, or the Securities Act. The new VCP common shares that will be distributed to Aracruz shareholders in connection with the stock swap merger, if approved, have not yet been registered with the Securities and Exchange Commission, or the SEC. If the stock swap merger is approved, VCP intends to (1) register with the SEC under the US Securities Exchange Act of 1934, as amended, the new VCP common shares and (2) submit a listing application to the New York Stock Exchange for the new VCP ADSs that, in each case, will be distributed to holders of Aracruz shares and ADSs, respectively, as a result of the stock swap merger. Neither Aracruz nor VCP or any of their respective affiliates is asking you to send them a proxy and you are requested not to send a proxy to Aracruz, VCP or any of their respective affiliates.

The shareholders of ARACRUZ CELULOSE S.A. ("Aracruz" or "Company") are hereby invited to attend, on first call, an Extraordinary General Meeting (Assembléia Geral Extraordinária, or “Meeting”) to be held on August 24, 2009, at 9:30 a.m., at the boardroom of the Company’s headquarters located at Rodovia Aracruz/Barra do Riacho, km 25, (plant), in the municipality of Aracruz, state of Espírito Santo, with the specific purpose to deliberate on the following agenda:

(i) analyze, discuss and approve the Stock Swap Merger Protocol (Protocolo e Justificação de Incorporação de Ações, or “Stock Swap Merger Protocol”) for the Stock Swap Merger of the Company with Votorantim Celulose e Papel S.A. (“VCP”), dated July 21, 2009, between VCP, as acquirer (incorporadora), and Aracruz, as target (incorporada), which Stock Swap Merger Protocol will be accompanied by other relevant documents, and to take note of the opinion of the Company’s Fiscal Council;

(ii) approve, pursuant to items 2.2(d) and (e) of the Stock Swap Merger Protocol, the cancellation of 1,966,314 (one million, nine hundred sixty six thousand, three hundred fourteen) treasury shares of the Company, of which 483,114 (four hundred eighty three thousand, one hundred fourteen) are Aracruz common shares and 1,483,200 (one million, four hundred eighty three thousand, two hundred) are Aracruz Class B Preferred Shares;

(iii) ratify the Company’s retention of (i) Baker Tilly Brasil – ES Auditores Independentes Ltda. (“Baker Tilly”), which has been responsible for the valuation of the Aracruz shares to be merged into VCP' assets and approve Baker Tilly’s valuation report, and (ii) KPMG Corporate Finance Ltda., which has been responsible for the valuation of the shareholders’

equity of VCP and the Company at market value, for the purposes of Section 264 of Law no. 6,404/76 (“Brazilian Corporation Law”);

(iv) analyze, discuss and approve the stock swap merger exchange ratio for the exchange of the Aracruz shares for newly-issued VCP shares, as a result of which Aracruz will become a wholly-owned subsidiary of VCP;

(v) approve the stock swap merger of Aracruz with VCP pursuant to the terms and conditions of the Stock Swap Merger Protocol; and

(vi) authorize the Company’s management to take all measures necessary for the consummation of the stock swap merger of the Company with VCP, particularly with respect to the subscription of the VCP capital increase by the Company’s shareholders.

The stock swap merger confers appraisal rights to dissenting holders of the Company’s common shares or Class A Preferred Shares. The appraisal rights reimbursement amount, as calculated based on the Company’s shareholders’ equity value set forth in the Company’s December 31, 2008 balance sheet, will be R$0.9177 per Aracruz common share or Class A Preferred Share.

Holders of the Company’s Class “B” Preferred Shares are not entitled to appraisal rights, as such shares meet the liquidity and dispersion criteria set forth in letter “a” and “b” of paragraph II of Section 137 of the Brazilian Corporation Law.

The Aracruz shares will continue to trade normally on their respective stock exchanges until the expiration of the period for the exercise of appraisal rights.

General Instructions

(A)	All documentation pertaining to the matters listed in the above agenda of the Meeting, including the appraisal report covered by Section 264 of the Brazilian Corporation Law, is available for examination by interested shareholders at the Company’s offices located at Av. Brigadeiro Faria Lima, no. 2,277, 4th floor, São Paulo, state of São Paulo.

(B)	Any shareholder wishing to be represented by proxy must deliver the document conferring such powers, along with copies of the documents confirming such shareholder representation in the case of a legal entity, to the Company’s legal department at the address referred to in item (A) above by no later than August 19, 2009.

(C)	Any shareholder whose shares are held in book entry form and wishes to participate in the Meeting must present a statement confirming their share ownership, issued by a custodian after August 19, 2009.

Aracruz, July 24, 2009. Raul Calfat Chairman of the Board of Directors

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 24, 2009

ARACRUZ CELULOSE S.A. By: /s/ Marcos Grodetzky Name: Marcos Grodetzky Title: Investor Relations Officer